U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
1.  Name of the Registrant: Ensco plc
2.  Name of person relying on exemption: Arrowgrass Capital Partners (US) LP
3.  Address of person relying on exemption: 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019
4.  Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

 Ensco-Atwood Transaction  August 2017

 Summary

We Urge All Shareholders To Vote Against The Atwood Transaction

Wrong Price, Wrong Time, Excessive Risk – Preserve Optionality

- This transaction represents a severe departure from Ensco's long history of prudence and sound judgement that has heretofore positioned Ensco in a superior financial position relative to its competitors
- The deal adds 2.3x of net leverage (net debt to '18 projected TTM EBITDA ratio) based on ESV's own forecasts, while also hurting liquidity
- Based on Ensco's forecasts, we estimate ATW would burn over $300 million in FCF by 2020 while having to deal with $1.3 billion in debt maturities
- Atwood's assets are attractive but not particularly unique in the context of a very long list of companies in financial distress. There is simply no shortage of high specification rigs owned by distressed companies
- However, while Atwood will soon face distress, it is nevertheless being paid an unjustifiable premium on top of an all-time-high relative valuation
- The ratio of 1.6 ESV shares for each ATW share is the highest ever going back at least 17 years of trading, despite the fact that ATW's prospects have deteriorated because of leverage and lack of contract coverage
- Ensco does not need this deal at this time and is much better off being opportunistic and maintaining flexibility
- We acknowledge that industry consolidation is needed, but this is simply the wrong deal for Ensco shareholders
- Patience is *the* virtue in distressed consolidation

3

 Industry Overview

Industry Overview

Uncertainty Remains As To When And How The Offshore Cycle Will Recover

- Offshore will play an important role in meeting the world's medium and long term demand for oil and gas
- US shale production alone, while a key component, will be insufficient to satisfy the world's medium and long term oil demand
- As the market rebalances, incremental supply from other sources will be necessary and it will include offshore basins
- Unfortunately, there is significant uncertainty about the timing of any offshore recovery, while near term prospects remain very challenging
- Despite some pick up in tendering activity, utilization rates are still quite low and the little incremental work available is priced at around cash cost
- The fact that ~40% of floaters contracted today are rolling out of contract within 12 months should keep pressure on utilization and dayrates
- Long term upside exists, but no one can predict when the cycle will reach bottom or what a recovery might look like

5

 Dayrates under pressure and approaching cash costs  Source: Morgan Stanley Research  Multi-year Downcycle Underway  Low utilization rates reflect unattractive offshore economics at the moment, while timing of a recovery is uncertain  6  Offshore Utilization And Dayrates Are Down Dramatically

 With ~40% of rigs rolling off contract within 12m, dayrates are likely to remain under pressure  Source: Citi Research and IHS  Recent Data Points Suggest Duress To Continue Near/Medium Term   35/53 of 135 Contracted Floaters roll off contract by YE17/NTM  7  Rigs Rolling Out Of Contract Should Maintain Pressure On Floater Rates And Utilization

 Rationale for Consolidation

 9  The Offshore Industry Has Become Even More Fragmented in Recent Years  A Fragmented Industry  Source: Morgan Stanley  Consolidation Would Be Healthy For The Industry

Distress Should Create Several Opportunities For Consolidation

Several Companies In Distressed Situations Should Lead To Opportunities

3 examples of companies currently facing significant balance sheet pressure:

Seadrill:

- Targeting implementation of restructuring plan by September 12th, 2017 but company stated it is likely to involve Chapter 11
- Assets: 68 rigs including drillships, jackups, semi-submersibles and tender rigs

Pacific Drilling:

- Company announced in Feb 2017 that it could not rule out the possibility of Chapter 11
- Assets: 7 drillships

Ocean Rig:

- Filed for Chapter 15 bankruptcy in March 2017, expecting approval of the plan in early Sep 2017
- Assets: 11 drillships and 2 semi-submersibles

➢ **The companies listed above own some of the best, newest and highest-specification rigs in the world**

➢ **There is no shortage of high specification rigs owned by distressed companies**

Source: Arrowgrass and Company Reports

10

 11  Floater Newbuild List Is Vast, Mainly Uncontracted And Largely Distressed  Source: IHS-Petrodata, Wells Fargo Securities Research  Floater Newbuilds In Weak Hands Should Also Create Opportunities

Consolidation Should Be Smart And Prudent

Consolidation Rationale Is No Excuse To Either Overpay Or Jeopardize The Balance Sheet

- The list of companies currently in financial distress is long, which should create several opportunities over the coming years
- There is no single "must-own" asset that is unique enough to justify acting impulsively or adding undue risk to a company's balance sheet
- A higher quality fleet is clearly preferable but one should never sacrifice balance sheet solidity to achieve it
- Maintaining a stronger balance sheet allows a company to play "smart offense" and capitalize on compelling distressed opportunities emerging from their competitors' imprudent balance sheet management
- When and if a company decides to play offense, it should use its position of strength to maximize value for its own shareholders and not pay a premium to bail out reckless behaviour
- History shows that over the long term the most important asset for an offshore driller is a strong balance sheet and not necessarily highest fleet quality
- On July 31, 2017, Diamond Offshore's CEO discussed current market opportunities: "… at current prices, deal economics simply don't work for us" ... "one of the basic principles of value creation is knowing the true value of an asset and being prepared to take action when the time is right and we don't think we're at that point right now." Unfortunately, Ensco did not follow these tenets in choosing to acquire Atwood now

12

Smart Consolidation Checklist

Smart Consolidation Checklist:

We do think that consolidation in the industry makes sense and can create value. However, we think a smart and prudent transaction that is not just a reckless gamble on unpredictable oil prices has to satisfy 3 key conditions

- ❑ Maintains or improves balance sheet "margin of safety"
- ❑ Leverages Ensco's superior position to negotiate the best possible deal for shareholders
- ❑ Enhances fleet at an attractive price

- ➢ **The proposed Atwood transaction fails to meet all three criteria**
- ➢ **Dramatic underperformance since deal announcement suggests the market sees the severe mistake that this deal represents**

13

 14  ESV Is The Worst Performing Stock Since The Deal Announcement  Source: Arrowgrass and Bloomberg  Market Has Spoken - Worst Performing Stock Since Deal Announcement                      In addition to dilution, deal has already cost ESV 12-20% relative to peers  The material underperformance of Ensco shares since announcing this transaction suggests that its acute flaws are as transparent for most shareholders as they are for us

 The Ensco-Atwood Transaction

 16  This Transaction Is A Gamble That Adds Significant Balance Sheet Risk    The misguided Atwood transaction reduces balance sheet "margin of safety"                      Humbly acknowledging our inability to predict the future, our view is that the best way to maximize shareholder value is to maintain a solid balance sheet with a significant “margin of safety” that can withstand harsh environments for a long period of timeThe long list of bankruptcies, distressed balance sheets and poorly-timed multi-billion dollar newbuild programs are proof that even industry insiders (arguably especially such insiders) cannot anticipate how quickly and violently market conditions can changeInvestors should not trust any management team’s ability to “call the bottom” of the offshore cycleAll we know for sure with the proposed transaction is that leverage ratios and liquidity will deteriorate substantially, according to Ensco’s own projections

Proposed Transaction Increases Leverage Considerably

Ensco's Own "Case B" Estimates Imply Adding 2.3 turns of leverage

Balance Sheet Deteriorates:

- Form S-4: "Ensco management informed Morgan Stanley that Ensco Management Case B was more reflective of the then-current market outlook than Ensco Management Case A."
- Based on ESV's own forecasts, we estimate '18 leverage ratios increase by 2.3x following the transaction
- The transaction weakens ESV's ability to take advantage of further consolidation opportunities from distressed sellers in case market conditions deteriorate further
- ESV 2020 bond yields widened to 6.1% from 4.7% prior to the deal
- ESV 2044 bond yields widened to 9.2%, from 8.3% prior to the deal

ESV's own "Case B" implies significantly higher leverage for the pro forma company versus ESV standalone

Net debt to projected TTM EBITDA ratio


12
10
8
6
4
2
0
5.6
7.7
9.7
6.5
10.0
10.9
ESV Standalone
ESV Pro Forma
2017
2018
2019

Note (1): We used ESV's "Case B" scenario forecasts as input and did our own calculation to estimate what would be the implied Net Debt.

Note (2): ESV does not provide forecasts for pro-forma EBITDA but we added the company's standalone estimates for ESV and ATW and then added the synergies as guided by the companies.

Source: Form S-4 (7/20/2017) and Arrowgrass Estimates

17

 Source: Arrowgrass and Bloomberg  Reduces “Runway” To Deal With A “Lower For Longer” Environment   18  ESV’s “Runway” For A Stress Case Is Shortened By At Least One Year  ESV standalone has one of the best balance sheets and “runways” to deal with a prolonged downcycleOver 85% of ESV’s bonds mature after 2020Absorbing ATW’s balance sheet problems shortens ESV’s “runway” by at least one yearATW standalone would likely face liquidity problems as early as 2019 (using ESV’s own forecasts)Absorbing ATW’s overleveraged balance sheet undoes years of commendable work and prudent decisions that resulted in ESV having one of the best balance sheets in the industry  ESV Standalone Has One Of The Lowest Leverage Ratios Among Peers  Latest net debt to consensus 2018 projected EBITDA ratio

 Source: Form S-4 (7/20/2017), Bloomberg and Arrowgrass Estimates  Wrong Timing And Poorly Negotiated  19  ESV Expects The Outlook For Highly Leveraged ATW To Deteriorate Further. So Why Now?  According to ESV’s Case B, ATW would not generate any free cash flow until 2020 and its net debt would continue to riseBy 2020, ATW would have over $1.2 billion in net debt Between now and 2020, ATW would have to renegotiate its credit facility in 2018/2019 and its bonds in 2020The total of ATW’s maturities between now and February 2020 is $1.3 billion, while the cumulative leveraged FCF burn over this period is over $300 millionATW 2020 bonds traded at 12.5% yield prior to the deal, ESV bonds of similar maturity traded at 4.7% (now 6.1%)At a minimum, the transaction is poorly timed as, even by ESV’s own forecasts, ATW’s bargaining position should deteriorate over the coming years  Where would ATW standalone trade today in the absence of a deal? Where would it trade in a year if ESV forecasts prove accurate?Why did ESV fail to capitalize on its much stronger bargaining position?Why give away 31% of the pro-forma company to Atwood shareholders?WHY NOW???  ESV’s own “Case B” implies that ATW would face serious balance sheet stress over the coming years  (in US$ millions)

Wrong Timing And Poorly Negotiated

ESV Expects The Outlook For Highly Leveraged ATW To Deteriorate Further. So Why Now?

- According to ESV's Case B, ATW would not generate any free cash flow until 2020 and its net debt would continue to rise
- By 2020, ATW would have ~$1.2 billion in net debt
- Between now and 2020, ATW would have to renegotiate its credit facility in 2018/2019 and its bonds in 2020
- The total of ATW's maturities between now and February 2020 is $1.3 billion, while the cumulative leveraged FCF burn over this period is over $300 million
- ATW 2020 bonds traded at 12.5% yield prior to the deal, ESV bonds of similar maturity traded at 4.7% (now 6.1%)
- At a minimum, the transaction is poorly timed as, even by ESV's own forecasts, ATW's bargaining position should deteriorate over the coming years

> **Where would ATW standalone trade today in the absence of a deal? Where would it trade in a year if ESV forecasts prove accurate?**
>
> **Why did ESV fail to capitalize on its much stronger bargaining position?**
>
> **Why give away 31% of the pro-forma company to Atwood shareholders?**
>
> **WHY NOW???**

ESV's own "Case B" implies that ATW would face serious balance sheet stress over the coming years

(in US$ millions)



ESV's "Case B" forecasts for ATW and implied leveraged CF, net debt (1)
$150
$100
$50
$0
-$50
-$100
-$150
-$200
$1,300
$1,100
$900
$700
$500
2018
2019
2020
EBITDA
Unleveraged Cash Flow
Implied Leveraged Cash Flow
Implied Net Debt (RHS)

Net debt to TTM projected EBITDA ratio

2018	2019	2020
N/M	N/M	11.1



ATW maturities
$1,500
$1,000
$500
$0
$275
$1,121
$450
2018
2019
2020

Note (1): We used ESV's "Case B" scenario forecasts for ATW as input and did our own calculation to estimate what would be the implied Net Debt and Leveraged Cash Flow

Note (2): 2018 and 2019 maturities are related to their Credit Facility. As of June 30, 2017 the Credit Facility had $1.395 bn of total commitments and $850 mn of outstanding borrowings

Source: Form S-4 (7/20/2017), Bloomberg and Arrowgrass Estimates

19

Wrong Price In Absolute And Relative Terms

ESV Is Massively Overpaying For ATW

Wrong Price:

- The ratio of 1.6 ESV shares for each ATW share is the highest ever going back 17 years of trading, despite the fact that, in recent years, ATW's prospects have deteriorated because of leverage and lack of contract coverage
- The all time high ratio underscores the massive value transfer from Ensco shareholders to Atwood and the horrific timing
- How does it make any sense for a stronger company to acquire a much weaker competitor at the historically most unfavorable exchange ratio, exactly when the target company is marching towards balance sheet pressure?
- ATW also has the highest trading EV/EBITDA multiple among peers
- ATW's own financial advisor was unable to reach a mid-point price that matched the price paid by ESV
- We estimate that over 90% of the ATW standalone valuation as calculated by ATW's own financial advisor comes from perpetuity. In our view, the 2021 estimates used to anchor that valuation are high and imply roughly $400k dayrates with ~95% utilization
- Despite aggressive assumptions, ESV is still paying a 33-83% premium to Goldman Sachs' valuation of ATW at mid-point
- Why should ATW shareholders get any, let alone most, of the upside from a transaction that is essentially bailing them out from financial stress?

20

 21  Advisor valuation has >90% of value in perpetuity, very high exit estimates and still does not arrive at the price ESV agreed to pay  ESV paying 33-83% above ATW advisor’s valuation analysis  Source: Form S-4 and Arrowgrass  Source: Form S-4 and Arrowgrass  Source: Arrowgrass and Bloomberg  Deal Exchange Ratio Is The Highest Ever Even As ATW Struggles  Deal exchange ratio highest in at least 17 years  Source: Form S-4  ATW has the highest multiple among peers

Even Aggressive Discount Rates And Estimates Fail To Yield Value Accretion

- **Even according to ESV's own financial advisor, the transaction is at best 5-10% value accretive to Ensco shareholders, which, even if we were to believe the excessively aggressive assumptions used to reach that conclusion, does not compensate for the much higher balance sheet risk**
- Ensco's financial advisor used a WACC for Atwood of 8.1%-9.3% through 2020 and 8.4%-9.6% after that. Atwood's bonds before the deal were trading at a 12.5% yield. How is it appropriate to use a WACC that low for Atwood? For context, Atwood's own advisor used a WACC of 13-15%. At an appropriate discount rate, even with overly favorable financial forecasts, Atwood shares would be worth nowhere near the price Ensco agreed to pay.

ESV advisor sees upside, but discount rate a concern...

WACC used by advisors widely different

ATW's financial advisor WACC assumptions:

- **ATW = 13-15%**
- ESV = 12-14%
- Pro forma = 12-14%

ESV's financial advisor WACC assumptions:

- **ATW = 8.1%-9.3% through 2020 and 8.4-9.6% after that**
- ESV = 7.5%-8.5% through 2020 and 7.7-8.8% after that

Yield on ATW's 2020 bonds before the deal = 12.5%!

Source: Form S-4

... and the accretion is small relative to the incremental risk

ESV Standalone Useful Life DCF (per share):

	Low	High
Case A	$19.07	$22.57
Case B	$10.12	$12.63

ESV/ATW Pro-Forma Useful Life DCF (per share):

			Accretion vs Standalone	
	Low	High	Low	High
Case A	$19.93	$23.59	5%	5%
Case B	$11.17	$13.84	10%	10%

Source: Form S-4 and Arrowgrass

22

 Recent Developments

 Source: May 9th conference call transcript and most recent Fleet Status Report.  Recent Developments  24  Robert Saltiel, ATW’s CEO (May 9th, 2017 earnings call commentary):“The Atwood Advantage is well positioned to continue its successful run in the Mediterranean Sea once the second phase of the Leviathan development is sanctioned.”“As I did say in my prepared comments, we think we're fortunate that both our client for the Atwood Advantage and for the Atwood Achiever has visible work. And in fact, in the case of the Achiever, I would say the prospects for visible work are improving, based on yesterday's announcements. So, we feel quite good about our ability to keep those two ultra-deepwater drill ships busy. And that's obviously a prime priority for this company, to keep our active ultra-deepwater drill ships and semis working, and then to work the Atwood Admiral and the Atwood Archer into the active fleet over the next year or two.”The Atwood Advantage became idle on July 31st as its contract was not extended. We estimate that this will result in an approximately $20 million hit to annualized EBITDA (ATW CY2018 consensus for context is $39 million).“Based on discussions that are well underway, we are optimistic that we will announce meaningful new contract fixtures over the next quarter.”No relevant contracts have been announced since the callATW’s June quarter press release (August 3rd, 2017):Revenues down 30% sequentiallyNo new contracts announced

 Conclusions

The Wrong Deal For Ensco

Wrong Price, Bad Timing And Reduced Optionality In A "Lower For Longer" Environment

Wrong Price:

- ESV is paying a material premium to the valuation made by ATW's own financial advisor (using arguably aggressive estimates), while even ESV's own financial advisor arrives at only 5-10% accretion (using arguably even more aggressive assumptions)
- The ratio of 1.6 ESV shares for each ATW share is the highest ever going back 17 years of trading

Bad Timing:

- The total of ATW's maturities between now and Feb '20 is $1.3 billion, while the cumulative leveraged FCF burn over this period is over $300 million
- Since the deal announcement, ATW's position is even more fragile as, at least so far, they have failed to renew the Atwood Advantage drillship (~$20 million hit to annualized EBITDA)
- With ATW's dire prospects, why did ESV act now instead of waiting for an even stronger bargaining position?

Reduces Optionality:

- Transaction adds 2.3 turns of leverage based on Ensco's own 2018 estimates, while its "runway" is shortened by at least one year
- Places ESV in a weaker position to withstand a "lower for longer" environment and materially reduces ESV's ability to take advantage of future potential distressed opportunities
- Absorbing ATW's overleveraged balance sheet undoes years of work that resulted in ESV having one of the best balance sheets in the industry

Conclusion:

- **This transaction is a shareholder-sponsored charity for ATW shareholders and bondholders, while adding material risks and diluting ESV shareholders. So far, the material underperformance of ESV shares suggests the acute flaws in this imprudent transaction are as transparent for most shareholders as they are for us.**

26

Disclaimer  The views expressed in this presentation (the “Presentation”) represent the opinions of Arrowgrass Capital Partners LLP and/or certain affiliates (“Arrowgrass”) and the investment funds it manages that hold shares in Ensco plc (the “Company”). This Presentation is for informational purposes only, and it does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive the Presentation, and should not be taken as advice on the merits of any investment decision. The views expressed in the Presentation represent the opinions of Arrowgrass, and are based on publicly available information and Arrowgrass analyses. Certain financial information and data used in the Presentation have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) by the Company or other companies that Arrowgrass considers comparable. Arrowgrass has not sought or obtained consent from any third party to use any statements or information indicated in the Presentation as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed in the Presentation. Information contained in the Presentation has not been independently verified by Arrowgrass, and Arrowgrass disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Arrowgrass disclaims any obligation to correct, update or revise the Presentation or to otherwise provide any additional materials. Neither Arrowgrass nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information. Arrowgrass recognizes that the Company may possess confidential information that could lead it to disagree with Arrowgrass’s views and/or conclusions.Funds managed by Arrowgrass currently beneficially own, and/or have an economic interest in, shares of the Company. These funds are in the business of trading— buying and selling—securities. Arrowgrass may buy or sell or otherwise change the form or substance of any of its investments in any manner permitted by law and expressly disclaims any obligation to notify any recipient of the Presentation of any such changes. There may be developments in the future that cause funds managed by Arrowgrass to engage in transactions that change the beneficial and/or economic interest in the Company.The Presentation may contain forward-looking statements which reflect Arrowgrass’s views with respect to, among other things, future events and financial performance. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Arrowgrass’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Arrowgrass that the future plans, estimates or expectations contemplated will ever be achieved. Under no circumstances is the Presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security, nor does the Presentation constitute either an offer to sell or a solicitation of an offer to buy any interest in funds managed by Arrowgrass. Any investment in the Arrowgrass Funds is speculative and involves substantial risk, including the risk of losing all or substantially all of such investment. Arrowgrass UK is a Limited Liability Partnership registered in England and Wales (FCA Firm reference number 413647). Registered office: 3rd Floor, 10 Portman Square, Marylebone, London W1H 6AZ